Mail Stop 3561

      April 10, 2006



Via U.S. Mail and Facsimile

Richard Bryant
Chief Executive Officer and President
Elephant & Castle Group, Inc.
1190 Hornby Street
Vancouver, B.C. Canada V6Z 2K5


      RE:	Elephant & Castle Group, Inc.
			Form 10-K for the Fiscal Year Ended December 26,
2004
Amendment No.1 to Form 10-K for the Fiscal Year Ended December 26,
2004
			Form 10-Q for the Quarterly Period Ended March 27,
2005
			Form 10-Q for the Quarterly Period Ended June 26,
2005
			Form 10-Q for the Quarterly Period Ended September
25,
2005
Form 10-K for the Fiscal Year Ended December 25, 2005

      File No. 1-12134

Dear Mr. Bryant:

      We have reviewed your response letter dated April 3, 2006 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the Fiscal Year Ended December 25, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

We note you present the non-GAAP measure "EBITDA" in your MD&A on page 33 and reconcile it to your income (loss) before income taxes.
Please note that we do not believe that income (loss) before income taxes is the most comparable GAAP measure since EBITDA makes adjustments for items that are not included in income (loss) before income taxes. In future filings, please revise to reconcile this measure to your net income (loss). Refer to the guidance outlined in
Question 15 of "Frequently Asked Questions Regarding the Use of
Non-
GAAP Financial Measures" included on the Commission`s website. We also note from your disclosure that you adjust income (loss) before income taxes for (gains) losses on foreign exchange, restaurant closing costs and impairment of long-lived assets to arrive at your
EBITDA measure. These amounts appear to be recurring in nature, as they have been recognized in at least two of the last three years presented in your statement of operations. In future filings please revise your EBITDA measure to exclude your adjustments for all recurring items as required by Item 10(e) (1) (ii) (B) of Regulation
S-K. Also you should consider using a title other than EBITDA in describing your non-GAAP measure if it does not meet the definition of EBITDA, which is earnings before tax, interest, depreciation and amortization.



       As appropriate, please amend your future filings and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.




      You may contact Jeff Jaramillo at (202) 551-3212 or Linda Cvrkel, Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.
Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.




      Sincerely,


								Linda Cvrkel
      Branch Chief



Via facsimile: 	Roger Sexton, Chief Financial Officer
		(604) 684-8595















Richard Bryant
Elephant & Castle Group, Inc.
April 10, 2006
Page 1